October 7, 2005

Via EDGAR

Mr. Rufus Decker

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Ansell Limited

Form 20-F for the Fiscal Year Ended June 30, 2004

File No. 0-15850

Dear Mr. Decker:

This is in response to your letter of September 1, 2005.

I have attached our responses to the questions raised following your review of our Form 20-F for the Fiscal Year ended 30 June 2004. For your convenience, I have included the text of the Staff’s comments at the beginning of each of our responses. It is our intention to file an amendment to our Form 20-F to incorporate disclosures in respect of Item 15 – Controls and Procedures.

In responding to your comments Ansell Limited acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Rustom Jilla
Rustom Jilla
Chief Financial Officer

cc:	Ernest Greene

Nudrat Salik

Responses to SEC Comments on Ansell Limited’s Form 20F for Fiscal Year Ended June 30, 2004

Item 5 – Operating and Financial Review and Prospects

2. Results of Operations, page 19

You discuss the business reasons for changes between periods in your financial statements line items. However, certain circumstances where there is more than one business reason for the change, you should quantify the incremental impact of each individual business reason discussed in the overall change in the line item if possible. Please quantify each business reason where practical. Please also disclose the impact of foreign currency fluctuations on your results, if material, as required by Item 5.A.3 of Form 20-F.

Response

Your comments are noted. Where practical we will incorporate in our future filings the additional information you have indicated should be disclosed in our review of our operating results. However we advise the Staff that in many instances it is not possible to separately or accurately determine or quantify the effect of each of the various components that account for a change in a respective line item because the various parts of our operations are often impacted by multiple factors which we do not quantitatively track.

In respect of the review of the operating results of Ansell Healthcare for the year ended June 2004 compared to June 2003 the following additional/supplementary information [ in italics ] is provided.

Ansell Healthcare’s sales of $1,113.3 million were 13.9% lower than the previous year while operating profit of $146.3 million was 8.3% lower. Sales and operating profit were both materially impacted by currency movements compared to the prior period.

The United States dollar [ USD ] is the predominant global currency of our business transactions however sales and operating profits are reported in Australian dollars [ AUD ] in compliance with the reporting requirements of the Australian Corporations Act 2001 and Australian Accounting Standards. Translation of sales and operating profit from USD to AUD is based on average exchange rates prevailing over the reporting period. Over the course of the 2004 year the average USD/AUD exchange rate was 0.70160 compared to 0.58651 for the 2003 year. This difference in the average USD/AUD exchange rates materially impacted the value of reported 2004 AUD sales compared to 2003.

Occupational Healthcare

Sales of $545.3 million were lower than the previous year by 12.9% while operating profit of $74.2 million was higher by 18.0%. Operating profit margin increased from 10.1% to 13.6%.

This segment accounted for approximately 49% of Ansell Healthcare’s total revenues and 51% of operating profit.

The expanding HyFlex® family of products continued to drive sales with substantial year on year growth in volume of 19% and in value $3.8 million. Sales of knitted gloves finished the year down 17.9%. Sales of Chemical Resistant Gloves declined by 15.8% and sales of remaining product categories were lower by 15.0%. However, continued margin gains due to positive sales mix and some volume gains drove the operating profit improvement. The knitting plant in North Carolina, USA was closed and the Mexican knitting plant had significantly improved results due to this consolidation and improved production process.

Benefits also began to flow from our growing and innovative proprietary selling program – Ansell Value Proposition in North America.

Professional Healthcare

Sales of $381.8 million were lower than the prior period by 15.6% while operating profit of $40.5 million was lower by 24.9%. Operating profit margin decreased from 11.9% to 10.6%.

This segment accounted for approximately 34% of Ansell Healthcare’s revenue and 27% of operating profit.

Sales of surgical gloves declined by $46.5 million or 18.3% and examination gloves by $23.6 million or 13.2%. In the USA, surgical market share recovery was slower than expected, though the signing of 5 large Group Purchasing Organization (GPO) contracts should help in the future. Surgical glove volumes in Europe were lower following a strategic decision to reduce our reliance on private label customers in favor of sales of Ansell branded product. Sales of examination gloves in Europe improved in the second half of the year as prices were adjusted to meet the competitive environment created by a stronger Euro. Global competitive price pressures for examination gloves and latex cost increases adversely impacted profitability.

Consumer Healthcare

Sales of $186.3 million were lower than the prior period by 13.8%, while operating profit of $31.6 million was lower by 26.2%. Operating profit margin decreased from 19.8% to 17.0%.

This segment accounted for approximately 17% of Ansell Healthcare’s revenues and 22% of operating profit.

Sales of condoms declined by $18.9 million or 11.5%. Condom volumes increased by 7% year on year primarily due to bid contracts in both Brazil and India. Retail results were adversely impacted by new retail entrants and heightened competition in several major markets that adversely impacted sales growth and caused additional selling / advertising expenses. Sales in other product categories declined by $10.8 million or 20.7%. Household glove sales in the second half of the year were below the same period in the prior year primarily due to reductions and clearances of older technology products in anticipation of deliveries in the coming year of Ansell’s new Foamlined gloves.

3. Contractual and Commercial Commitments, page 26

Please revise your table of contractual cash obligations to include estimated interest payments on your debt, planned funding of pension benefit obligations and estimated payments under your interest swaps and foreign currency contracts. Because the table is aimed at increasing transparency of cash flow, we believe those payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.

Response

We advise the Staff that in preparing the table of contractual cash obligations required by Item 5F, particular attention was paid to the instructions to the Form 20-F for Item 5F and the desire to enable users to reconcile the values included in this table with the total of Non-Current Liabilities reflected on the Company’s Balance Sheet as at 30 June 2004 (excluding Operating Lease obligations which are not reflected on the Balance Sheet under Australian GAAP).

In future filings, we will include estimated interest payments on our debt portfolio in the table of contractual commitments with appropriate footnote disclosure as to the potential variability in such amounts due to the portfolio mix between fixed and floating rate debt.

The Company is not clear as to why planned funding of pension benefit obligations and payments under interest rate swaps and foreign currency contracts would need to be included pursuant to the instructions of Item 5F.

As at 30 June 2004 pension benefit obligations and amounts payable under interest rate swaps and foreign currency contracts were not reflected within Long-Term Liabilities on the A GAAP Balance Sheet

In future filings the company will make reference to Note 27 of the Consolidated Financial Statements as disclosed under Item 18 which provides detailed information in respect of the derivative financial instruments used by the consolidated entity, such as foreign exchange and interest rate swaps and the consolidated entity’s exposure to interest rate risk.

4. Item 15 – Controls and Procedures, page 80

Please amend your Form 20-F for the year ended June 30, 2004 to disclose the conclusions of your principal financial officer regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report. Please also disclose any changes in your internal controls over financial reporting identified in connection with the evaluation of your controls and procedures. See Item 15 of Form 20-F.

Response

The Form 20-F for the year ended June 30, 2004 is being amended to include the following additional disclosure.

Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in the Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported in a timely manner.

Based on this evaluation, the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Company’s disclosure controls and procedures were effective as of the end of the period covered by this report.

Internal Controls

There have been no changes in the Company’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Financial Statements

5. Note 36 – Environmental Matters, page 121

We remind you that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is a reasonable possibility that a loss exceeding the amounts already recognized may have been incurred and the amount of that additional loss would be material. In that case, you should either disclose the estimated additional loss or range of loss that is reasonably possible or state that such an estimate cannot be made. Refer to Question 2 of SAB Topic 5:Y. Please also provide the additional disclosures called for by SAB Topic 5:Y.

Response

We acknowledge your comments. We will amend the wording of the Note in future filings as follows:

The Company and various Group Companies as the occupiers of property receive, from time to time, notices from relevant authorities pursuant to various environmental legislation. On receiving such notices, the Company evaluates potential remediation options and the associated costs. At this time, the Company does not believe that the potential financial impact of such remediation upon the economic entity can be reliably measured.

Note 39 - Major Differences between Australian GAAP and US GAAP – Restated

6. Restatement of prior year US GAAP result, page 127

You indicate that the $25 million supply agreement revenue under AGAAP in 2001 should have been recorded by SPT in 2002 as a capital contribution from Goodyear. Please tell us more about this restatement including how you determined this transaction resulted in an increase to your share of SPT’s losses in 2001 and a reduction in your share of SPT’s losses in 2002. Please also provide supporting accounting literature for your conclusion

Response

The restatement for the accounting treatment adopted for the $25m MRT Supply Agreement revenue is summarized as follows:

Background

In late calendar year 2000, South Pacific Tyres (SPT) was a partnership owned 50% indirectly by the Goodyear Tire & Rubber Company (Goodyear) and 50% by Ansell. In late 2000, SPT’s Medium Radial Tyre (MRT) plant located in Australia was experiencing significant financial difficulties and it was determined by the partners that SPT would embark on a restructuring plan which would include the closure of the MRT plant, the termination of a significant number of employees, the reduction of debt and other events. The combined cost of the restructuring plan at the time was estimated by SPT to be approximately $84 million. This amount was agreed to be funded by capital contributions made equally by the respective partners in the combined amount of $28 million with the balance of $56 million being paid by Goodyear including $25 million to be paid in the form of an up-front fee (the Inducement Payment) in connection with the ongoing sourcing by SPT of MRT tyres from certain other Goodyear tyre manufacturing plants. In spite of the imbalance in funding by the partners, the respective ownership interests in the partnership by the partners were not affected.

Contemporaneously with the approval by the partners and commencement of the restructuring plan, SPT entered into two MRT tyre supply agreements with Goodyear. The 2001 Agreement signed on December 29, 2000, was effective for a two-year period and required SPT to purchase an annual minimum of 150,000 MRT tyres from Goodyear. The 2001 Agreement specified that the price per tyre to be paid by SPT would be equivalent to the market price of a tyre having similar characteristics and of similar quality offered by another supplier. The 2001 Agreement did not preclude SPT from purchasing MRT tyres from another supplier however; a penalty of US$10 per tyre would be assessed in the event the annual minimum purchase commitment was not met. Conversely, penalty provisions also existed requiring Goodyear to reimburse SPT for lost selling margin in the event the annual minimum quantity was not made available to SPT. The contract was considered to be at market value considering the pricing terms and the fact that the annual minimum commitment was not assessed as onerous as SPT expected to have an on going requirement to procure 350,000 to 450,000 MRT tyres per annum to meet its forecasted customer demand.

The 2003 Agreement, also signed on December 29, 2000, was effective for a ten-year period commencing with the conclusion of the 2001 Agreement. The terms and conditions of the 2003 Agreement were similar to the 2001 Agreement except that the minimum annual commitment was increased to 200,000 MRT tyres, the price per tyre was set using a formula of cost plus 5% subject to Goodyear still being required to match the market price and quality of an equivalent tyre from another supplier and the inclusion of the $25 million Inducement Payment. Specifically, the contract stated “in the event that SPT is able to demonstrate that in any year tires supplied by Goodyear are not competitive by reason of price, performance, customer needs and/or market developments then SPT may purchase products from other suppliers as long as tires from Goodyear remain non-competitive with respect to any or all of the factors referred to. Any tires so purchased from other suppliers will be deducted from the minimum commitment for the particular year in which purchase occurs.” This contract was also considered to be at market value, exclusive of the $25 million Inducement Payment, for substantially the same reasons as the 2001 Agreement.

Accounting

The originally issued financial statements of SPT as of and for the year ended June 30, 2001, reflected the Inducement Payment as a component of revenue in accordance with the provisions of Australian Accounting Standard – AASB 1004 Revenues. This accounting and period of recognition was considered appropriate notwithstanding the fact that the $25 million Inducement Payment was not made by Goodyear until the 2002 financial year. The accounting for the Inducement Payments as revenue in 2001 was similarly followed for US GAAP purposes and as a consequence, there was no adjustment reflected in the reconciliation of significant differences between Australian GAAP and US GAAP in the 2001 SPT financial statements. For the year ended June 30, 2001, Ansell reflected its share of the equity in losses of SPT including the $25 million Inducement Payment in its originally issued financial statements for both Australian GAAP and US GAAP purposes.

Upon further review and re-evaluation of the facts and circumstances, it was determined that the $25 million Inducement Payment was in substance a contribution to capital of SPT by Goodyear represented by the satisfaction of the costs of the restructuring including the closure of the MRT tyre manufacturing plant and would not meet the definition of revenue pursuant to US GAAP taking into consideration, among other things, the market value of the 2003 Agreement exclusive of the Inducement Payment.

Accordingly, the restated financial statements of SPT and the determination of net loss under US GAAP reflect the elimination of the $25 million Inducement Payment from revenue for the year ended June 30, 2001, and the recognition of the Inducement Payment received in cash from Goodyear as a contribution to partners’ equity for the year ended June 30, 2002, pursuant to and analogous with the guidance specified in EITF Issue No. 85-1, “Classifying Notes Received for Capital Stock”.

The restated financial statements of Ansell and the determination of net income (loss) under US GAAP reflect an increase in its share of the equity in losses of SPT for the year ended June 30, 2001, over such amounts originally reported based on the elimination of the $25 million in revenue at the SPT reporting level and a reduction in its share of equity in losses of SPT in 2002 as compared to amounts previously reported coincident with the receipt of the capital contribution from Goodyear. Ansell realized an increase to its investment in the net book value of its partnership interest in SPT as a result of the disproportionate capital contribution made by Goodyear. In arriving at this accounting, Ansell considered, by analogy, the guidance specified in EITF Issue No. 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee.

7. (c) – Provisions, page 127

The provisions of EITF 94-3 have been nullified by SFAS 146. Please disclose and tell us whether the requirements of SFAS 146 create a difference between Australian and US GAAP as well as how these differences have been reflected in your reconciliation to US GAAP.

Response

We acknowledge your comments and advise that the recognition criteria for restructuring activities under Australian GAAP were aligned and became consistent with EITF 94-3 and subsequently with SFAS 146 following the release of “AASB 1044 Provisions and Contingencies”. AASB 1044 became effective for financial reporting periods commencing after 1 July 2002. Accordingly, there are no differences to be recognized in accounting for the Company’s restructuring activities under Australian GAAP as compared to US GAAP. We will endeavour to clarify our disclosure in future filings to make the recognition criteria pursuant to Australian GAAP more transparent.

South Pacific Tyres Financial Statements for the Year Ended June 30, 2004

8. General

Please address the comments above in your South Pacific Tyres financial statements as well

Response

The restatement of the accounting treatment adopted by SPT for the $25million MRT Supply Agreement revenue is described in detail in our response to your Comment 6. Please also refer to our response to your Comment 7 in respect of the recognition criteria for provisions.

Note 32 – Major Differences between Australian GAAP and US GAAP

9 & 10. ( r ) Securitisation, page 179

You indicate that your securitisation program did not meet the criteria for off balance sheet treatment. As a result, all eligible receivables that are transferred are treated as secured borrowings. Please tell us how the cash flows related to these secured borrowings are reflected on your statement of cash flows. Specifically, address whether the cash flows are reflected in cash flows from operating, investing, or financing activities and whether the cash receipts and payments are reflected on a gross basis. Please also tell us how your presentation of these amounts complies with SFAS 95. Please disclose the amount of receivables at June 30, 2004 and 2003 that serve as collateral as required by paragraph 17(a)(2) of SFAS 140.

Response

We advise the Staff that cash flows relating to proceeds from the transfer of eligible receivables to secured borrowings have been included in cash flows from operating activities on a net basis. This is consistent with SFAS 95 paragraph 11, which states that where the turnover is quick, the amounts are large and maturity is short, only the net change in the assets and liabilities need to be reported. Furthermore, SFAS 95 paragraph 22 (a) states that proceeds received from sale of receivables should be classified as operating cash flows. For the year ended 30 June 2004 & 2003, the net movement in eligible receivables that were transferred as secured borrowing were ($2,250,094) and $2,058,219 respectively.

Repayments in respect of the secured borrowings are included in financing activities on a net basis. The net movement in secured borrowings for the years ended 30 June 2004 & 2003 totaled $139,222 and ($604,532) respectively.

Receivables that served as collateral for the secured borrowings totalled $115,149,128 and $112,899,034 for the years ended 30 June 2004 and 2003 respectively.

We will provide similar disclosures in future filings.